ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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December 11, 2024

Jenny O'Shanick

United States Securities & Exchange Commission

Division of Corporation Finance Office of Manufacturing

Washington DC 20549

Re:Armed Forces Brewing Company, Inc.

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A

Filed August 26, 2024

File No. 024-12221

Dear Ms. O'Shanick:

Please accept this letter and filing of Form 1A-POS/A in response to the Commission’s correspondence to Alan Beal, CEO of Armed Forces Brewing Company, Inc. dated December 9, 2024.

Amendment No. 3 to Post Qualification Amendment to Offering Statement on Form 1-A filed November 25, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations As of June 30, 2024 (Unaudited), page 74

Please revise your discussion of cost of sales, operating expenses, and net loss to include the comparable amounts for the six months ended June 30, 2023 and to discuss the reasons for significant fluctuations between periods for each of the line items. Refer to Item 9(a) of Form 1-A (Part II).

The issuer has made revisions in the latest filing to address the issues raised by this comment.

Page 2 General

2.We note your response to prior comment 14 and that you made offers and sales pursuant to the offering statement from October 1, 2024 to November 24, 2024. It appears that the financial statements in your offering statement were stale during such time period. Please consider revising your post-qualification amendment to include risk factor and contingent liability disclosures, as needed, associated with rescission rights of investors related to this

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staleness period. Finally, please consider disclosing the total number and value of securities sold during this period. For guidance, please refer to Question 139.28 of our Securities Act Sections Compliance and Disclosure Interpretations, which is available on our website.

The issuer has added a risk factor to address the issues raised by this comment.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com